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                              January 20, 2022

       Bong Lau
       Chief Executive Officer
       Intelligent Living Application Group Inc.
       Unit 2, 5/F, Block A, Profit Industrial Building
       1-15 Kwai Fung Street, Kwai Chung
       New Territories, Hong Kong

                                                        Re: Intelligent Living
Application Group Inc.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed November 23,
2021
                                                            File No. 333-248684

       Dear Mr. Lau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

       Form F-1/A filed November 23, 2021

       Cover Page

   1. Your disclosure, on the cover page of your prospectus, should address how recent statements and
regulatory actions by China   s government, such as those related to the use
                                                        of variable interest
entities and data security or anti-monopoly concerns, have or may
                                                        impact the company   s
ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign
exchange. Please disclose whether the PCAOB is able to
                                                        investigate completely
your auditor and whether and how the Holding Foreign Companies
                                                        Accountable Act will
impact your company.
 Bong Lau
Intelligent Living Application Group Inc.
January 20, 2022
Page 2
2. Please disclose whether your auditor is subject to the determinations announced by the
      PCAOB on December 16, 2021 and whether and how the Holding Foreign
Companies
      Accountable Act and related regulations will affect your company. Prospectus Summary, page 1

3. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Summary of Risks Associated with Our Business, page 4

4. We note your summary of risk factors. Please provide a cross-reference to the more detailed discussion of these risks in the prospectus.
Risk Factors
Recent joint statement by the SEC and the Public Company Accounting Oversight Board, page
35

5. Update your disclosure to reflect that the Commission adopted rules to implement the
      HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
      Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Compensation of Directors and Executive Officers, page 112

6. Please update your executive compensation disclosure to reflect the most recently completed fiscal year. Refer to Item 6.B of Form 20-F.
        You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                          Sincerely,
FirstName LastNameBong Lau
                                                       Division of Corporation
Finance
Comapany NameIntelligent Living Application Group Inc.
                                                       Office of Manufacturing
January 20, 2022 Page 2
cc:       Jeffrey Li
FirstName LastName